

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

Via E-mail
Steven Conboy
Principal Executive and Financial Officer
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92083

      Re: Eco Building Products, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed June 14, 2013
              File No. 000-53875

Dear Mr. Conboy,

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that, in addition to this letter, we have sent you letters regarding your annual report on Form 10-K for the fiscal year ended June 30, 2012. Please confirm to us in writing your understanding that you must resolve all outstanding staff comments before filing a definitive proxy statement for the matters described in your preliminary proxy statement filed June 14, 2013.

Proposal 1: Approval of Amendment to Articles of Incorporation . . . . , page 11

2. Please revise your proxy statement to affirmatively disclose whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If so, please provide the disclosure required by Note A to Schedule 14A.

Proposal 2: To approve an amendment to the Company's Articles of Incorporation to authorize a class of undesignated or "blank check" preferred stock . . . , page 12

3. Please file as an exhibit to your preliminary proxy statement the full text of the proposed Blank Check Preferred Articles Amendment you describe as Exhibit A on page 12. In addition, please revise the reference to Exhibit A on page 8, as this reference does not appear to refer to the proposed Blank Check Preferred Articles Amendment and instead appears to refer to a different document.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 if you have any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director